Organigram recognized by Best in Biz Awards 2018

Company wins silver in Company of the Year - East Canada category and provides update on timing for release of 2018 year-end results

MONCTON, NOVEMBER 30, 2018/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce it has been named a silver winner in the Company of the Year - East Canada category in Best in Biz Awards, the only independent business awards program judged each year by prominent editors and reporters from top-tier publications in North America.

Organigram was recognized for its efforts to build a strong corporate culture, state-of-the art production facility and comprehensive commercialization plan in a new and constantly evolving industry. As one of  Canada’s first licensed producers of cannabis, the Company relied on business savvy and a stalwart commitment to customer service to build a thriving business amid a rapidly changing political and social climate.

Each year, Best in Biz Awards’ entrants span the spectrum, from some of the most recognizable global brands to the most innovative local start-ups. The 8th annual program proved to be a particularly tough competition, garnering close to 700 entries from an impressive array of public and private companies of all sizes and from a variety of geographic regions and industries in the U.S. and Canada. Best in Biz Awards 2018 honors were conferred in 70 different categories, including Company of the Year, Fastest-Growing Company, Most Innovative Company, Best Place to Work, Support Department, Executive of the Year, Most Innovative Product, Best New Service, CSR Program, Marketing Campaign and Blog of the Year.

“We are proud to have been recognized by Best in Biz Awards,” says Greg Engel, CEO, Organigram. “Through a dogged commitment to product quality and innovation, exceptional customer service and a positive and thriving corporate culture, we have built a world-class facility imagined and supported by a world-class team. We are proud to be based in Eastern Canada and look forward to continuing to build our reputation for excellence here at home, across North America and abroad.”

Since 2011, winners in Best in Biz Awards have been determined based on scoring from independent judging panels deliberately composed each year of prominent editors and reporters from some of the most respected newspapers, TV outlets, and business, consumer, technology and trade publications in North America. Structured in this unique way, Best in Biz Awards is able to best leverage its distinguished judges’ unparalleled expertise, experience and objectivity to determine award winners from among the hundreds of entries. The 2018 judging panel included, among others, writers from Associated Press, Barron’s, Consumer Affairs, eWeek, Forbes, Healthcare Innovation News, Inc., Investment Advisor Magazine, MediaPost, New York Post, New York Times, Ottawa Citizen and Wired.For a full list of gold, silver and bronze winners in Best in Biz Awards 2018, visit: http://www.bestinbizawards.com/2018-winners.

Update on Timing of Year-end Results

As a TSX Venture listed entity the Company is required to file its financial statements for the year ended August 31, 2018 within 180 days (effectively, by calendar year end). The Company previously announced that it anticipated releasing its year end results on or about November 30, 2018. Due to process delays outside of the Company’s control, the Company currently expects a modest delay on its anticipated release date and will provide an update no later than December 7, 2018, the date scheduled for its annual and special meeting.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Best in Biz Awards

Since 2011, Best in Biz Awards has made its mark as the only independent business awards program judged each year by a who’s who of prominent reporters and editors selected from top-tier publications from North America and around the world. Over the years, Best in Biz Awards judges have ranged from Associated Press to the Wall Street Journal and winners have spanned the spectrum, from blue-chip companies that form the bedrock of the world economy to local companies and some of the most innovative start-ups. Best in Biz Awards honors are conferred in two separate programs: North America and International, and in 70 categories, including company, team, executive, product, and CSR, media, PR and other categories. For more information, visit: http://www.bestinbizawards.com.

For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653